Richardson Electronics, Ltd. 10-Q

Exhibit 99.1

Press Release

For Immediate Release

www.rell.com | info@rell.com
For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2018 RESULTS
AND DECLARES QUARTERLY CASH DIVIDEND

Company Achieves Operating Income in Q1

LaFox, IL, October 11, 2017: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its first quarter ended September 2, 2017. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

First Quarter Results

Net sales for the first quarter of fiscal 2018 were $37.0 million compared to net sales of $33.4 million in the prior year’s first quarter. There were 14 weeks in the first quarter of fiscal 2018 compared to 13 weeks last year. Sales increased $3.7 million for PMT and $1.1 million for Canvys, partially offset by a decrease of $1.2 million for Richardson Healthcare. PMT sales were higher in power conversion and RF and microwave components as well as specialty products sold into the semiconductor wafer fabrication capital equipment market. Sales increased for Canvys due to higher overall demand from key OEMs. Sales decreased for Richardson Healthcare due to the sale of the PACS Display business at the end of fiscal 2017, partially offset by higher equipment sales.

Gross margin increased to $12.1 million, or 32.8% of net sales during the first quarter of fiscal 2018, compared to $10.2 million, or 30.7% of net sales during the first quarter of fiscal 2017. Margin increased as a percent of net sales primarily due to a favorable product mix in PMT and Richardson Healthcare. These increases were partially offset by a lower Canvys gross margin that resulted from an unfavorable product mix.

Operating expenses were $12.3 million for the first quarter of fiscal 2018, which was the same compared to the first quarter of fiscal 2017. As a result, the company reported $15,000 of operating income for the first quarter of fiscal 2018, including a $0.2 million gain on the sale of a building in Florence, Italy, compared to an operating loss of $2.1 million in the prior year’s first quarter. Other expense for the first quarter of fiscal 2018, including foreign exchange loss and investment income, was $0.1 million, compared to $0.3 million for the first quarter of fiscal 2017.

The income tax provision of $0.1 million during the first quarter of fiscal 2018 reflected a provision for foreign income taxes based on the current quarter’s geographical distribution of income and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.5 million in the first quarter of fiscal 2017 included a provision for foreign income taxes, additional tax due from an audit in France, adjustments from various tax returns filed in foreign tax jurisdictions and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for the first quarter of fiscal 2018 was $0.1 million, compared to a net loss of $2.9 million in the first quarter of 2017.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on November 22, 2017, to common stockholders of record on November 7, 2017.

Cash and investments at the end of the first quarter of fiscal 2018 were $61.4 million compared to $64.2 million at the end of the fourth quarter of fiscal 2017 and $66.3 million at the end of the first quarter of fiscal 2017. During the first quarter of fiscal 2018, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20.0 million on acquisitions, approximately $21.0 million on dividends and $7.8 million on purchases of Richardson Healthcare equipment. Currently, there are 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“I am pleased to report an operating profit for the first quarter of fiscal 2018 as compared to a $2.1 million operating loss in the first quarter of fiscal 2017,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “Our investment in RF and Microwave technologies is beginning to generate meaningful revenue growth and Canvys gained momentum during the quarter with increased backlog. Healthcare made significant progress in new CT tube development. We are off to a good start in fiscal 2018 and will continue to invest wisely and conservatively to ensure we capitalize on our existing infrastructure,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, October 12, 2017, at 9:00 a.m. CDT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter results for fiscal year 2018. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 419-5570 and enter passcode 51574534 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CDT on October 13, 2017, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 45382202.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 31, 2017. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	September 2, 2017	May 27, 2017
Assets
Current assets:
Cash and cash equivalents	$56,429	$55,327
Accounts receivable, less allowance of $381 and $398, respectively	19,260	20,782
Inventories, net	46,136	42,749
Prepaid expenses and other assets	3,373	3,070
Investments - current	2,424	6,429
Total current assets	127,622	128,357
Non-current assets:
Property, plant and equipment, net	16,178	15,813
Goodwill	6,332	6,332
Intangible assets, net	3,334	3,441
Non-current deferred income taxes	1,141	1,102
Investments - non-current	2,514	2,419
Total non-current assets	29,499	29,107
Total assets	$157,121	$157,464
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$13,382	$15,933
Accrued liabilities	9,173	8,311
Total current liabilities	22,555	24,244
Non-current liabilities:
Non-current deferred income tax liabilities	158	158
Other non-current liabilities	743	735
Total non-current liabilities	901	893
Total liabilities	23,456	25,137
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,712 shares at September 2, 2017, and at May 27, 2017	535	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,137 shares at September 2, 2017 and at May 27, 2017	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,537	59,436
Common stock in treasury, at cost, no shares at September 2, 2017, and at May 27, 2017	—	—
Retained earnings	68,463	69,333
Accumulated other comprehensive income	5,023	2,916
Total stockholders’ equity	133,665	132,327
Total liabilities and stockholders’ equity	$157,121	$157,464

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended
	September 2, 2017	August 27, 2016
Statements of Comprehensive Income (Loss)
Net sales	$36,995	$33,373
Cost of sales	24,847	23,133
Gross profit	12,148	10,240
Selling, general, and administrative expenses	12,324	12,327
Gain on disposal of assets	(191)	—
Operating income (loss)	15	(2,087)
Other (income) expense:
Investment/interest income	(134)	(11)
Foreign exchange loss	201	278
Other, net	(4)	(1)
Total other expense	63	266
Loss before income taxes	(48)	(2,353)
Income tax provision	64	497
Net loss	(112)	(2,850)
Foreign currency translation gain, net of tax	2,121	379
Fair value adjustments on investments (loss) gain	(14)	7
Comprehensive income (loss)	$1,995	$(2,464)
Loss per share:
Common shares - Basic	$(0.01)	$(0.23)
Class B common shares - Basic	$(0.01)	$(0.20)
Common shares - Diluted	$(0.01)	$(0.23)
Class B common shares - Diluted	$(0.01)	$(0.20)
Weighted average number of shares:
Common shares - Basic	10,712	10,703
Class B common shares - Basic	2,137	2,141
Common shares - Diluted	10,712	10,703
Class B common shares - Diluted	2,137	2,141
Dividends per common share	$0.060	$0.060
Dividends per Class B common share	$0.054	$0.054

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended
	September 2, 2017	August 27, 2016
Operating activities:
Net loss	$(112)	$(2,850)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	732	715
Inventory provisions	162	43
Gain on sale of investments	(25)	(2)
Gain on disposal of assets	(191)	—
Share-based compensation expense	101	103
Deferred income taxes	(4)	(158)
Change in assets and liabilities:
Accounts receivable	2,047	3,555
Income tax receivable	—	(13)
Inventories	(2,613)	368
Prepaid expenses and other assets	(258)	41
Accounts payable	(2,755)	(2,338)
Accrued liabilities	726	(1,144)
Other	(267)	5
Net cash used in operating activities	(2,457)	(1,675)
Investing activities:
Capital expenditures	(1,015)	(2,064)
Proceeds from sale of assets	276	—
Proceeds from maturity of investments	4,000	1,465
Proceeds from sales of available-for-sale securities	151	88
Purchases of available-for-sale securities	(151)	(88)
Other	(3)	(3)
Net cash provided by (used in) investing activities	3,258	(602)
Financing activities:
Cash dividends paid	(758)	(758)
Net cash used in financing activities	(758)	(758)
Effect of exchange rate changes on cash and cash equivalents	1,059	69
Increase (decrease) in cash and cash equivalents	1,102	(2,966)
Cash and cash equivalents at beginning of period	55,327	60,454
Cash and cash equivalents at end of period	$56,429	$57,488

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter and Fiscal 2018 and Fiscal 2017

(in thousands)

By Strategic Business Unit:

Net Sales
	Q1 FY 2018	Q1 FY 2017	% Change
PMT	$29,124	$25,381	14.7%
Canvys	5,765	4,620	24.8%
Healthcare	2,106	3,372	-37.5%
Total	$36,995	$33,373	10.9%

Gross Profit
	Q1 FY 2018	% of Net Sales	Q1 FY 2017	% of Net Sales
PMT	$9,574	32.9%	$7,455	29.4%
Canvys	1,546	26.8%	1,348	29.2%
Healthcare	1,028	48.8%	1,437	42.6%
Total	$12,148	32.8%	$10,240	30.7%